John L. Reizian, Esquire

2nd Vice President and Associate General Counsel

The Lincoln National Life Insurance Company

350 Church Street

Hartford, Connecticut 06103-1106

Telephone: (860) 466-1539, Facsimile:  (860) 466-1778

John.Reizian@LFG.com

VIA EDGAR

July 29, 2009

Ellen J. Sazzman, Esq.

Office of Insurance Products

Division of Investment Management

U. S. Securities and Exchange Commission

Room 8634; mail Stop 8629

100 F Street, NE

Washington, DC 20549

Re:	Lincoln Life Flexible Premium Variable Life Account M
The Lincoln National Life Insurance Company (“Company”)
File Nos. 333-146507 and 811-08557
Post-Effective Amendment No. 7
Lincoln AssetEdgeSM VUL

Dear Ms. Sazzman:

This is in response to our conversation regarding the filing referenced above.  I have provided both a clean copy and a blacklined version containing the revisions for your review.  The blacklined version should reflect the following changes that have been made at your suggestion:

1.  Under “Overview of Changes”

We have replaced “policy years” with “Policy Years” in 3.c. (as well as elsewhere in the Supplement.)  Please note, though, the definition of “Policy Year” in the Supplement also encompassed “policy year”.

2.  Under “Changes to the Calculation of Death Benefits under ‘Death Benefits Proceeds’”

We have included the language inadvertently omitted from the “Variability” cell of the table section describing Death Benefit Option 2.  We have also deleted the reference to “Death Benefit Option 2 Factor.”

3.  Under “Changes to ‘Rider Charges’”

We have inserted “for this rider” as clarification in the places you suggested.

4.  Under “Changes to Riders”

We have amended the end of the first paragraph/beginning of the 2nd paragraph under “Enhanced Surrender Value Rider — Individual Basis” to read more succinctly.

We have made minor changes to improve clarity in the first paragraph under “Exec Enhanced Surrender Value Rider — Multi-Life Basis”.  Also the paragraph describing “Option 2” has been amended to clarify the charges against which the adjustment credit is being provided.  Note: a similar clarification is provided on the next page in the section describing the calculations for Option 2.

Terms have been clarified in the Sample Policy assumptions and in the example “breakout” for Policy Year 2.  We have also included a language noting that the credit for Administrative Fees doesn’t apply after the fifth Policy Year.

5.  Under “Changes to “Glossary of Terms’”

We have amended the language in the definition of “Exec Enhanced Surrender Value Rider — Multi-Life Basis” to improve clarity.

In addition to the foregoing, we can confirm that the description of the effect of a change from Death Benefit Option 2 to Death Benefit Option 1 is accurate; also that reference to “you” in language describing the Exec Enhanced Surrender Value feature does, indeed, refer to the business or other entity owner of a policy issued in a multi-life sale.  Finally, in response to your question of where the owner would see the adjustment rate used to calculate a credit for a portion of the Administrative Fees, please note that both the language in the Option 2 calculation description and the definition of “Exec Enhanced Surrender Value Rider — Multi-Life Basis” contain statements indicating that the will be found in the policy specifications for the policy issued to them following the words: “Enhanced Surrender Value Per Thousand Adjustment Rate.”

Thank you again for your patience and consideration with regard to this submission.

Should you have any questions regarding this filing, please feel free to contact me at (860) 466-1539.

Sincerely,

/s/ John L. Reizian

John L. Reizian
2nd Vice President and Associate General Counsel

The Lincoln National Life Insurance Company:

Lincoln Life Flexible Premium Variable Life Account M

Supplement Dated May 14, 2009

To the Product Prospectuses dated May 1, 2009 for:

Lincoln AssetEdgeSM VUL

This Supplement outlines changes to the prospectus for Lincoln AssetEdgeSM VUL that will be applicable to policies issued on or after                           , 2009, subject to state availability.  These changes: (a) apply only to new purchasers of the policy and not to current owners; (b); and (b) other than the availability of the Enhanced Surrender Value Rider for policies covering individuals, are not optional.

Overview of the changes:

1.             The calculation of the minimum death benefit payable under Death Benefit Option 2 (see, “Death Benefit Options” provision) has been changed.  The amount payable under Death Benefit Option 2 is stated as “the greater of” two amounts.  The change provides a higher “floor” by multiplying one of those amounts by a factor of 115%.

2.             The calculation of the policy’s Specified Amount after the owner switches from Death Benefit Option 2 to Death Benefit Option 1 (see, “Changes to the Initial Specified Amount and Death Benefit Options” provision) has been changed.  A change from Death Benefit Option 2 to Death Benefit Option 1 changes the death benefit under the policy from one that may increase over time by the growth in the policy’s Net Accumulation Value to a level death benefit equal to the Specified Amount chosen by the owner.  The change described in this Supplement now provides that the new death benefit amount will be based on the Specified Amount increased by 15% or the policy’s Accumulation Value (as of the date the owner makes the switch), whichever is greater.

3.             The provisions of the Enhanced Surrender Value feature (see, “Riders — Enhanced Surrender Value Rider”) have been changed:

a.                        There now is a separate Rider form, the “Exec Enhanced Surrender Value Rider”, for use when the policy is purchased by businesses and entities (i.e. associations, or trusts established by businesses or associations to fund employee or member benefits) on a multi-life basis (multiple policies covering several insureds who share a common association, employment or business relationship.)  Please note that only such businesses and entities may purchase this policy on a multi-life basis and that only such businesses or entities may own the policy and exercise the ownership privileges provided by the policy (i.e. electing options, changing beneficiaries, surrendering, borrowing).

b.                       The description of the feature and its related charges, as they apply to individuals or businesses/entities, are now in separate provisions in the “Charges and Fees” and “Riders” section of the prospectus.  This is because certain terms and charges vary as between the Enhanced Surrender Value Rider which may be purchased as an option by individuals and the Exec Enhanced Surrender Value Rider which is purchased by businesses or entities on a multi-life basis and is not optional.  For example, the charges for individual purchasers are reflected in Table II: Periodic Charges Other Than Operating Expenses in the section of the table disclosing charges for optional riders; whereas, the charges for the Exec Enhanced Surrender Value Rider” are reflected in the section of the table disclosing charges for riders that are not optional.

c.                        When a policy is purchased on a multi-life basis, the period of time during which the Enhanced Surrender Value feature applies has been changed from five (5) years from the date the policy is issued to the number of P~~p~~olicy Y~~y~~ears, starting from the date the policy is issued, during which surrender charges apply to the policy.

Other than as described above, the terms, conditions and charges for the purchase of the Enhanced Surrender Value feature remain the same.

4.             The “Glossary of Terms” has been changed:  ~~A d~~Definitions for the terms “Policy Year” and “Specified Amount” (including “Initial Specified Amount”) have been added to provide additional clarity.  Also, the definitions of “Enhanced Surrender Value Rider — Option 1” and “Enhanced Surrender Value — Option 2” have been replaced to accommodate the changes to the Enhanced Surrender Value feature described above.

For more details on these changes, please see below.

Please refer to the May 1, 2009 prospectus for a discussion of all other provisions of your policy that are not discussed in this supplement.

This supplement is for informational purposes and requires no action on your part.  Please also note that certain terms used in this supplement are defined within the sentences where they appear, in the relevant provisions of the prospectus or in the prospectus Glossary, as amended by this Supplement.

The prospectus is being amended as follows (in order of how these respective sections appear in the prospectus):

Changes to “Charges and Fees”

The following is added to Table II: Periodic Charges Other Than Operating Expenses following the Overloan Protection Rider:

Charge	When Charge is Deducted	Amount Deducted
Exec Enhanced Surrender Value Rider – Multi-Life Basis (Lincoln AssetEdgeSM Exec VUL)

Option 2	Monthly (in ~~policy year~~Policy Years 2-5 only)	Charge is $0.075 per $1,000 of Initial Specified Amount.(9)

Option 1	Monthly (in ~~policy year~~Policy Years 2-5 only)	Charge is $0.05 per $1,000 of Initial Specified Amount.(9)

(9) This rider is required and will automatically be issued for policies applied for on a multi-life basis (Lincoln AssetEdgeSM Exec VUL) and the owner of the policy will have the opportunity to elect a higher Exec Enhanced Surrender Value (Option 2).  See section headed “Exec Enhanced Surrender Value Rider — Multi-Life Basis” in the Riders section of this prospectus for a more detailed discussion.

The following replaces the “Enhanced Surrender Value Rider” section of Table II: Periodic Charges Other Than Operating Expenses under Optional Rider Charges:

Charge	When Charge is Deducted	Amount Deducted
Optional Rider Charges		Individualized based on whether optional Rider(s) selected.

Enhanced Surrender Value Rider – Individual Basis(6)	Monthly (in ~~policy year~~Policy Years 2-5 only)	Charge is $0.05 per $1,000 of Initial Specified Amount.(6)

(6) This rider is optional if the policy is applied for on an individual basis.  See section headed “Enhanced Surrender Value Rider — Individual Basis” in the Riders section of this prospectus for a more detailed discussion.

Change to Introduction of “Death Benefit Options”

The following replaces, in full, the first paragraph of the provision:

Three different death benefit options are available.  Your choice of option will depend on your insurance needs.  The options offered are intended to provide you with flexible solutions to changing insurance needs.  You may choose the death benefit option at the time you apply for your policy.  If you do not choose a death benefit option at that time, Death Benefit Option 1 will apply.  (See discussion under “Changes to the Initial Specified Amount and Death Benefit

Options” for details as to the changes you are permitted to make in your choice of death benefit option after your policy has been issued.).  Your financial advisor can assist you in determining the Option that best needs your needs.

Changes to the Calculation of Death Benefits under “Death Benefit Proceeds”

The following replaces, in full, the description of the Death Benefit Proceeds under Option 2 in the table under the “Death Benefit Options” provision of the Death Benefits section of the prospectus.

Option	Death Benefit Proceeds Equal to the	Variability
2

The greater of:

a.             the sum of the Specified Amount plus the Net Accumulation Value as of the date of the insured’s death, less any Partial Surrenders paid after the date of death (i.e. Partial Surrender amounts we may have paid to the owner after the date of the insured’s death but before the death of the insured was reported to us); or

b.            the Specified Amount as of the date of the insured’s death, multiplied by ~~the Death Benefit Option 2 Factor of~~ 115%, less any Partial Surrenders after the date of death.

May increase or decrease over time, depending on the amount of premium paid and the investment performance of the Sub-Accounts or the interest credited to the Fixed Account.

The following replaces, in full, the description of the Impact on the Specified Amount after a switch from Option 2 to Option 1 in the table under “Changes to the Initial Specified Amount and Death Benefit Option” provision of the Death Benefits section of the prospectus.

Option Change	Impact
2 to 1

The Specified Amount will be increased by the greater of:

a.             the Accumulation Value as of the effective date of change; or

b.            the Specified Amount as of the Monthly Anniversary Day on or next following the date we receive the request for a change, multiplied by 15%.

(This changes the death benefit under the policy from one that may increase over time by the growth in the policy’s Net Accumulation Value to a level death benefit.)

Changes to “Rider Charges”

The following replaces the sub-section headed “Enhanced Surrender Value Rider” under the section headed “Rider Charges”:

Enhanced Surrender Value Rider — Individual Basis.  If application is made for a policy on an individual basis, there is a monthly charge for this rider during ~~policy year~~Policy Years 2-5 of $0.05 per $1,000 of Initial Specified Amount.  For example, a policy with an Initial Specified Amount of

$500,000 would have a $25 charge per month (or $300 per year), and a policy with an Initial Specified Amount of $1,000,000 would have a $50 charge per month (or $600 per year) for this rider.

If you wish this rider to be issued with your policy, you must select this rider when you initially apply for insurance; it will not automatically be issued with your policy.  See section headed “Enhanced Surrender Value Rider — Individual Basis” in the Riders section of this prospectus for a more detailed discussion.

Exec Enhanced Surrender Value Rider — Multi-Life Basis.  If application is made for policies on a multi-life basis (as the Lincoln AssetEdgeSM Exec VUL), there is a monthly charge for this rider during ~~policy year~~Policy Years 2-5 of $0.05 per $1,000 of Initial Specified Amount for Option 1 and $0.075 per $1,000 of Initial Specified Amount for Option 2.  For example, under Option 1, a policy with an Initial Specified Amount of $500,000 would have a $25 charge per month (or $300 per year), and a policy with an Initial Specified Amount of $1,000,000 would have a $50 charge per month (or $600 per year).  Under Option 2, the charge for a policy with an Initial Specified Amount of $500,000 would be $37.50 per month (or $450 per year), and the charge for a policy with an Initial Specified Amount of $1,000,000 would be $75 per month (or $900 per year) for this rider.

This rider is required and will automatically be issued with each policy applied for on a multi-life basis.  See section headed “Exec Enhanced Surrender Value Rider — Multi-Life Basis” in the Riders section of this prospectus for a more detailed discussion.

Changes to “Riders”

The following replaces the sub-section headed “Enhanced Surrender Value Rider” under the section headed “Riders”:

Enhanced Surrender Value Rider — Individual Basis. If application is made for a policy on an individual basis and you wish this rider to be issued with your policy, you must select this rider when you initially apply for insurance; it will not automatically be issued with your policy.  The rider provides an increase over the amount you would realize under the terms of the policy (without the rider) for a full surrender of the policy.  It does this by waiving the Surrender Charge. ~~It provides a higher Surrender Value upon a full surrender than you would realize under the terms of policy without the rider.~~

~~The rider provides an increase in the amount you may receive upon a full surrender of the policy by waiving the Surrender Charge.~~  To receive this increased amount (the “Enhanced Surrender Value”) your policy must be fully surrendered during the first five ~~policy year~~Policy Years (the “Enhanced Surrender Value Period”) (see section headed Surrender Charges - General” for a discussion of when Surrender Charges are imposed and how Surrender Charges are calculated). This rider does not provide for an Enhanced Surrender Value for Partial Surrenders, Policy Loans, or in connection with the exchange of this policy for any other policy. This rider will terminate at the earliest of the full surrender of the policy for the benefit provided by this rider; the end of the fifth ~~policy year~~Policy Year; lapse of the policy; or exchange, replacement, or any termination of the policy except for the benefits provided by the Change of Insured Rider. In ~~policy year~~Policy Years 2-5, there will be a monthly charge per $1,000 of Initial Specified Amount for this rider.

If your policy is issued with the Enhanced Surrender Value Rider, you may not terminate the rider without terminating the policy.

If the policy is fully surrendered at any time during the Enhanced Surrender Value Period, the Enhanced Surrender Value payable on the date your policy is surrendered will equal:

     1) the policy’s Accumulation Value; minus

     2) Indebtedness

Your policy Accumulation Value at any point in time equals the sum of Fixed Account value, the Separate Account Value, and the Loan Account Value (see the section headed “Policy Values” for a more detailed discussion). Your policy Surrender Value equals the policy Accumulation Value less any Indebtedness less any applicable Surrender Charge (see section headed “Policy Surrenders” for a more detailed discussion).

The following example demonstrates hypothetical Accumulation Values and Surrender Values without the Enhanced Surrender Value Rider (“ESV Rider”) and with the Enhanced Surrender Value Rider during the first five ~~policy year~~Policy Years of the policy described below (note: all Surrender Values and Enhanced Surrender Values are shown net of all policy expenses):

Sample Policy

•  Insured: Male Standard Non-tobacco, age 55

•  Specified amount: $1,500,000

•  Benefit Selection Option: Not Elected

•  Planned annual Premium Payment: $60,000

•  No Indebtedness

•  Assumed Investment Return: 8.00% gross (7.24% net)*

	Without ESV Rider		With ESV Rider
End of Year	Accumulation Value	Surrender Value	Accumulation Value	Enhanced Surrender Value
1	$51,022	$0	$51,022	$51,022
2	$105,057	$47,262	$104,120	$104,120
3	$162,345	$107,040	$160,396	$160,396
4	$223,355	$170,040	$220,313	$220,313
5	$288,344	$238,214	$284,120	$284,120

*The Assumed Investment Return shown is illustrative only.  Your investment return may be higher or lower than the rate used to create this table.  The table is intended to illustrate the effect(s) of the application of the ESV Rider on policy values and is not intended to imply that a purchaser can expect to achieve the values shown.

If you request a full surrender of your policy while the Enhanced Surrender Value Rider is in effect, you will receive the greater of the Surrender Value calculated under the provisions of your policy or the Enhanced Surrender Value calculated under the Enhanced Surrender Value Rider. As noted above, because the Enhanced Surrender Value Rider bases the benefit to be paid in part upon the Accumulation Value of your policy at the time you request a full surrender, increases or decreases in the Accumulation Value of your policy will impact the benefit payable under the rider upon a full surrender of the policy. You should consider with your financial advisor whether the potential benefits of the rider during the first five ~~policy year~~Policy Years would assist you in reaching your goals, as there is a cost associated with this rider.

Your financial advisor can provide you with an illustration which would demonstrate how the policy might work both with the rider and without the rider.

Exec Enhanced Surrender Value Rider — Multi-Life Basis.  If application is made for policies to be purchased by a business or entity (i.e. an association, or trust established by business or association to fund employee or member benefits) on a multi-life basis (multiple policies covering several insureds who share a common association, employment or business relationship), the Exec Enhanced Surrender Value Rider is required and will automatically be issued with each policy.  Please note that only businesses and entities may purchase this policy on a multi-life basis and that only such businesses or entities may own the policy and exercise the ownership privileges provided by the policy (~~i.e.~~e.g. electing options, changing beneficiaries, surrendering, borrowing).  At the time of application, you will be able to choose between two options, each of which provide for an increase in the amount that may be received upon a full surrender of a policy than would otherwise be available under the policy’s terms (“Enhanced Surrender Value”).  To receive the Enhanced Surrender Value, the~~, provided the~~ policy must be ~~is~~ fully surrendered during the “Enhanced Surrender Value Period.”  The Enhanced Surrender Value Period is the number of ~~policy year~~Policy Years, starting from the date the policy is issued, during which surrender charges apply to the policy.  One of the options (“Option 2” below) provides a higher Enhanced Surrender Value than the other (“Option 1” below) depending on when the policy is surrendered.  Once the policy is issued, the owner will not be able to change Options.  This rider does not provide for an Enhanced Surrender Value for Partial Surrenders or Policy Loans. This rider will terminate at the earliest of:  the full surrender of the policy for the benefit provided by this rider; the end of the Enhanced Surrender Value Period; lapse of the policy; or exchange, replacement, or any termination of the policy other than for the benefits provided by the Change of Insured Rider. In ~~policy year~~Policy Years 2-5, there will be a monthly charge per $1,000 of Initial Specified Amount for this rider.

Under Option 1, the rider provides an increase in the amount you may receive upon a full surrender of the policy by waiving the Surrender Charge.  To receive this increased amount your policy must be fully surrendered during the Enhanced Surrender Value Period (see section headed Surrender Charges - General” for a discussion of when Surrender Charges are imposed and how Surrender Charges are calculated).

Under Option 2, ~~the rider provides that in addition to waiving the Surrender Charge during the first five policy years,~~ the Enhanced Surrender Value is further increased by providing a credit for a portion of the monthly Administrative Fees imposed during this period.  The credit will be offset a portion of those charges shown in the Administrative Fees section of “Table II: Periodic Charges Other Than Operating Expenses” as “per $1000 of Initial Specified Amount (or increase in Specified Amount) charges.” ~~administration charges imposed during this period~~.  Please note that after the first five ~~policy year~~Policy Years, the Enhanced Surrender Value will be calculated the same as Option 1.

Please see sample policy below for an example of hypothetical Accumulation and Surrender Values for Option 1 and Option 2. You may obtain more information about the possible impact of your choice of option by requesting a personalized policy illustration from your financial advisor.

You may not terminate the rider without terminating the policy.

•  Under Option 1, if the policy is fully surrendered at any time during the Enhanced Surrender Value Period, the Enhanced Surrender Value payable on the date your policy is surrendered will equal:

     1) the policy’s Accumulation Value; minus

     2) Indebtedness

•  Under Option 2,

(a)  if the policy is fully surrendered during the first five ~~policy year~~Policy Years of the Enhanced Surrender Value Period, the Enhanced Surrender Value payable on the date your policy is surrendered will equal:

1) the policy’s Accumulation Value; minus

2) Indebtedness; plus

3)              (A) the lesser of (i) the Initial Specified Amount or (ii) the current ~~specified amount~~Specified Amount, multiplied by

(B) a per thousand of ~~specified amount~~Specified Amount adjustment rate (which will be shown in the policy specifications of your policy following the words “Enhanced Surrender Value Per Thousand Adjustment Rate”).  Note: ~~The Enhanced Surrender Value Per Thousand Adjustment Rate is an amount, credited on a per one thousand dollars of Initial or current Specified Amount (whichever is lower), designed to provide a portion of credit for administration charges imposed during this period~~The result of this calculation provides a credit for a portion of the monthly Administrative Fees imposed during this period and will offset against those charges shown in the Administrative Fees section of “Table II: Periodic Charges Other Than Operating Expenses” as “per $1000 of Initial Specified Amount (or increase in Specified Amount) charges.”.

(b)  if the policy is fully surrendered at any time after the fifth ~~policy year~~Policy Year and before the end of the Enhanced Surrender Value Period, the Enhanced Surrender Value payable on the date your policy is surrendered will equal:

1) the policy’s Accumulation Value; minus

2) Indebtedness

Your policy Accumulation Value at any point in time equals the sum of Fixed Account value, the Separate Account Value, and the Loan Account Value (see the section headed “Policy Values” for a more detailed discussion). Your policy Surrender Value equals the policy Accumulation Value less any Indebtedness less any applicable Surrender Charge (see section headed “Policy Surrenders” for a more detailed discussion).

The following example demonstrates hypothetical Accumulation Values and Surrender Values without the Exec Enhanced Surrender Value Rider (“Exec ESV Rider”) and with the Exec Enhanced Surrender Value Rider showing the election of either Option 1 or Option 2 for a policy with a ten year Enhanced Surrender Value Period (note: all Surrender Values and Enhanced Surrender Values are shown net of all policy expenses):

Sample Policy

•  Insured: Male Standard Non-tobacco, age 55

•  Duration of policy’s surrender charge at issue: 10 years

•  ~~Specified amount~~Specified Amount: $2,500,000

•  Benefit Selection Option: Not Elected

•  Death Benefit Option: 1 (Level)

•  Planned annual Premium Payment: $60,000

•  No Indebtedness

•  Assumed Investment Return: 8.00% gross (7.24% net)*

•  For this case, the Enhanced Surrender Value Per Thousand Adjustment Rate~~Per Thousand Adjustment Rate~~ is $6.64 per $1000 of Specified Amount for Option 2

	Without Exec ESV Rider		With Exec ESV Rider – Option 1		With Exec ESV Rider – Option 2
End of Year	Accumulation Value	Surrender Value	Accumulation Value	Enhanced Surrender Value	Accumulation Value	Enhanced Surrender Value
1	$43,538	$0	$43,538	$43,538	$43,538	$60,138
2	$88,839	$0	$87,276	$87,276	$86,495	$103,095
3	$135,979	$43,804	$132,730	$132,730	$131,106	$147,706
4	$185,409	$97,484	$180,339	$180,339	$177,804	$194,404
5	$237,162	$153,612	$230,122	$230,122	$226,602	$243,202
6	$292,391	$213,291	$284,785	$284,785	$280,982	$280,982
7	$351,544	$277,019	$343,325	$343,325	$339,215	$339,215
8	$414,943	$345,068	$406,059	$406,059	$401,617	$401,617
9	$482,942	$417,842	$473,338	$473,338	$468,536	$468,536
10	$555,951	$495,726	$545,565	$545,565	$540,372	$540,372

*The Assumed Investment Return shown is illustrative only.  Your investment return may be higher or lower than the rate used to create this table.  The table is intended to illustrate the effect(s) of the application of the Exec ESV Rider on policy values and is not intended to imply that a purchaser can expect to achieve the values shown.

The description below, based on the sample policy noted above and values at the end of the second ~~policy year~~Policy Year, reflects how the values have been derived (please note that there is no Indebtedness in this example):

Without Exec ESV Rider

(a)        The Accumulation Value: $88,839

(b)       Less the Surrender Charge: $96,325

(c)        The Surrender Value is then floored at $0

With Exec ESV Rider — Option 1

(a)        The Accumulation Value: $87,276, which is net of the $0.05 per month per thousand of Specified Amount Exec ESVR rider charge

(b)       The Surrender Charge is waived: $0

(c)        $87,276 less $0 equals the Surrender Value of $87,276

With Exec ESV Rider — Option 2

(a)        The Accumulation Value: $86,495, which is net of the $0.0075 per month per thousand of Specified Amount Exec ESVR rider charge

(b)       The Surrender Charge is waived: $0

(c)          The additional credit for a portion of the Administrative Fees ~~per thousand adjustment~~ is:

(A)    The Enhanced Surrender Value Per Thousand Adjustment Rate~~Per Thousand Adjustment Rate~~ for this insured: $6.64 multiplied by

(B)      $2,500 ($2,500,000 of Specified Amount divided by 1,000) ~~or~~ which equals $16,600

(d) $86,495 less $0 plus $16,600 equals the Surrender Value of $103,095

(Please note that the additional credit for a portion of the Administrative Fees, as shown in (c), above, is not available to be applied with respect to calculations of the Enhanced Surrender Value payable after the fifth Policy Year.)

If you request a Full Surrender of your policy while the Exec Enhanced Surrender Value Rider is in effect, you will receive the greater of the Surrender Value calculated under the provisions of your policy or the Enhanced Surrender Value calculated under Exec Enhanced Surrender Value Rider - Option 1 or Exec Enhanced Surrender Value Rider - Option 2, as applicable. As noted above, because both options of the Exec Enhanced Surrender Value Rider base the benefit to be paid in part upon the Accumulation Value of your policy at the time you request a Full Surrender, increases or decreases in the Accumulation Value of your policy will impact the benefit payable under the rider upon a Full Surrender of the policy. The Exec Enhanced Surrender Value Rider will be automatically issued with your policy; however, you should consider with your financial advisor which Enhanced Surrender Value option would assist you in reaching your goals, as the costs associated with this rider differ between the two options.

Your financial advisor can provide you with an illustration which would demonstrate how the policy might work with Exec Enhanced Surrender Value Rider - Option 1 or Exec Enhanced Surrender Value Rider - Option 2.

Changes to the “Glossary of Terms”

The following replaces the defined terms of Enhanced Surrender Value Rider — Option 1 and Enhanced Surrender Value Rider — Option 2 located in the “Glossary of Terms”:

Term Defined	Definition
Enhanced Surrender Value Rider – Individual Basis

If application is made for a policy on an individual basis, this ~~option~~ rider permits the policy owner to fully surrender the policy during the first 5 ~~policy year~~Policy Years for an amount equal to: (1) the policy’s Accumulation Value; minus (2) Indebtedness. This rider is optional and  ~~It~~ must be elected at the time application is made for the policy.

Exec Enhanced Surrender Value Rider – Multi-Life Basis

If application is made for policies on a multi-life basis (as the Lincoln AssetEdgeSM Exec VUL), the owner of each policy must elect one of two Enhanced Surrender Value options: a lower Enhanced Surrender Value (which is called “Option 1”) or a higher Enhanced Surrender Value (which is called “Option 2”). ~~and a lower Enhanced Surrender Value (which is called "Option 1")~~.  Under Option 1, if  ~~permits the policy owner to~~you fully surrender the policy at any time during the “Enhanced Surrender Value Period” (the number of ~~policy year~~Policy Years, starting from the date the policy is issued, during which surrender charges apply), ~~at which time the owner~~you will receive an amount equal to:  (1) the policy’s Accumulation Value; minus (2) Indebtedness.   Under Option 2, if the policy is fully surrendered during the first five years of the Enhanced Surrender Value Period, the Enhanced Surrender Value payable on the date your policy is surrendered will equal: (1) the policy’s Accumulation Value; minus (2) Indebtedness; plus (3) (a) the lesser of (i) the Initial Specified Amount or (ii) the current ~~specified amount~~Specified Amount, multiplied by (b) a per thousand of ~~specified amount~~Specified Amount adjustment rate (which will be shown in the policy specifications of your policy following the words “Enhanced Surrender Value Per Thousand Adjustment Rate”).  If the policy is fully surrendered at any time after year five through the end of the Enhanced Surrender Value Period, the Enhanced Surrender Value payable on the date your policy is surrendered will equal: (1) the policy’s Accumulation Value; minus (2) Indebtedness.  This rider is required and will automatically be issued with each policy applied for on a multi-life basis.

Policy Year (policy year)	Twelve month period(s) beginning on the Policy Date and extending up to but not including the next Policy Anniversary date.

Specified Amount

The amount chosen by you which is used to determine the amount of death benefit and the amount of rider benefits, if any.  The Specified Amount chosen at the time of issue is the “Initial Specified Amount.”  The Specified Amount may be increased or decreased after issue if allowed by and described in the policy.